UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Charles S. Leykum

700 Louisiana Street, Suite 2700

Houston, Texas 77002

(281) 407-0686

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1	Name of Reporting Persons Charles S. Leykum
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,891,401*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,891,401**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,891,401*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%***
14	Type of Reporting Person IN

*

Consists of (a) 3,025,247 shares of Class A Common Stock, par value of $0.01 per share (the “Class A Common Stock”), of Ranger Energy Services, Inc., a Delaware corporation (the “Issuer”), and (b) 6,866,154 shares of Class B Common Stock, par value of $0.01 per share, of the Issuer (“Class B Common Stock”) and an equivalent number of units of RNGR Energy Services, LLC (“Ranger LLC”), which together are exchangeable for shares of Class A Common Stock on a one-for-one basis (“Ranger Units”) pursuant to that certain Amended and Restated Limited Liability Company Agreement of Ranger LLC (the “Ranger LLCA”). The Class A Common Stock, Class B Common Stock and Ranger Units are collectively referred to herein as the “Securities”. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 3,025,247 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons CSL Energy Opportunity GP I, LLC 45-2494955
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,891,401*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,435,401**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,891,401*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%***
14	Type of Reporting Person OO

*

Consists of (a) 3,025,247 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,813,910 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons CSL Energy Opportunity GP II, LLC 47-2465769
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,813,902**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 2,536,598 shares of Class A Common Stock and (b) 5,277,304 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Ranger Energy Holdings, LLC 38-3934054
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,807,902**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Torrent Energy Holdings, LLC 37-1760971
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,451,975**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 313,125 shares of Class A Common Stock and (b) 1,138,850 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Ranger Energy Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,807,902**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Torrent Energy Holdings II, LLC 30-0998585
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,451,975**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 313,125 shares of Class A Common Stock and (b) 1,138,850 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons CSL Energy Holdings I, LLC 45-2665080
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,259,877**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,638,386 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons CSL Energy Holdings II, LLC 32-0456689
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,662,272**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 2,179,631 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons CSL Energy Opportunities Fund I, L.P. 45-2495008
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,259,877**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person PN

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,638,386 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons CSL Energy Opportunities Fund II, L.P. 36-4799022
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,959,532**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person PN

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,682,228 shares of Class A Common Stock and (b) 5,277,304 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

The Reporting Persons (as defined below) previously filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on August 28, 2017, as amended by Amendment No. 1 thereto filed with the SEC on November 19, 2019 (the “Original Schedule 13D”) as joint filers with Bayou Well Holdings Company, LLC (“Bayou”), Richard E. Agee, and Brett T. Agee. As disclosed in Amendment No. 1 to the Original Schedule 13D, the Reporting Persons have, however, determined they will no longer file amendments to the Original Schedule 13D jointly with Bayou, Richard E. Agee and Brett T. Agee. Accordingly, the Reporting Persons are filing this Schedule 13D.

The Reporting Persons and Bayou, Richard E. Agee and Brett T. Agee may be deemed a group for the purposes of Section 13(d)(3) of the Act, as discussed under Item 4 hereof. The Reporting Persons understand that Bayou, Richard E. Agee and Brett T. Agee (the “Separately Filing Group Members”) will file statements on Schedule 13D addressing their respective statuses as members of a “group” with the Reporting Persons pursuant to Rule 13d-1(k)(2) under the Act. The Reporting Persons do not assume responsibility for the information contained in such Schedule 13Ds filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. Based on information provided by the Separately Filing Group Members, the Reporting Persons believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 10,055,830 shares of the Issuer’s Class A Common Stock, par value of $0.01 per share (the “Class A Common Stock”), or 64.3% of the Class A Common Stock, as of the date of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.

Item 1. Security and Issuer

The title of the class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value of $0.01 per share (the “Class A Common Stock”) of Ranger Energy Services, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 800 Gessner Street, Suite 1000, Houston, Texas 77024.

Item 2. Identity and Background

(a)

This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 7, by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i)	Charles S. Leykum (“Leykum”)

(ii)	CSL Energy Opportunity GP I, LLC (“CSL GP I”)

(iii)	CSL Energy Opportunity GP II, LLC (“CSL GP II”)

(iv)	Ranger Energy Holdings, LLC (“REH”)

(v)	Torrent Energy Holdings, LLC (“TEH”)

(vi)	Ranger Energy Holdings II, LLC (“REH II”)

(vii)	Torrent Energy Holdings II, LLC (“TEH II”)

(viii)	CSL Energy Holdings I, LLC (“CSL HI”)

(ix)	CSL Energy Holdings II, LLC (“CSL HII”)

(x)	CSL Energy Opportunities Fund I, L.P. (“CSL OI”)

(xi)	CSL Energy Opportunities Fund II, L.P. (“CSL OII”)

(xii)	CSL Energy Opportunities Master Fund, LLC (“CSL MF”)

Leykum is the managing member of each of (a) CSL GP I, which is (i) the managing member of CSL HI which (A) is the sole managing member of TEH II, which holds Securities directly, and (B) together with CSL HII appoints the sole manager of REH II, which holds Shares directly, and (ii) the general partner of CSL OI which (A) is the sole managing member of TEH, which holds Securities directly, and (B) together with CSL OII has the right to appoint managers of REH (which holds Securities directly), which managers hold the right to cast a majority of the votes entitled to be cast by all managers of REH, and (b) CSL GP II, which is (i) the managing member of CSL HII, which (A) holds Securities directly and (B) together with CSL HI appoints the sole manager of REH II, which holds Securities directly, and (ii) the general partner of CSL OII, which (A) holds Securities directly and (B) together with CSL OI has the right to appoint managers of REH (which holds Securities directly), which managers hold the right to cast a majority of the votes entitled to be cast by all managers of REH.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

(b)	The principal business address of each of Leykum, CSL GP I, CSL GP II, REH, REH II, TEH II, CSL HI, CSL HII, CSL OI, CSL OII, and TEH is 700 Louisiana Street, Suite 2700, Houston, Texas 77002.

(c)

(i)

The principal occupation of Leykum is acting as the managing member of CSL GP I and CSL GP II and serving as the president and CEO of CSL Capital Management, L.P. (“CSL Mgmt”) (whose principal business is managing various investment and operating entities and whose principal business address is 700 Louisiana Street, Suite 2700, Houston, Texas 77002). Leykum is also currently serving as a director on the board of directors of the Issuer (the “Board”).

(ii)	The principal business of CSL GP I is acting as the managing member or general partner, as applicable, of CSL HI, CSL OI and other funds and entities that CSL GP I manages or otherwise controls.

(iii)	The principal business of CSL GP II is acting as the general partner or managing member, as applicable, of CSL HII, CSL OII and other funds and entities that CSL GP I manages or otherwise controls.

(iv)	The principal business of REH is holding interests in Ranger LLC and the Issuer.

(v)	The principal business of TEH is holding interests in Ranger LLC and the Issuer.

(vi)	The principal business of REH II is holding interests in the Issuer.

(vii)	The principal business of TEH II is holding interests in the Issuer.

(viii)

The principal business of CSL HI is holding an interest in REH II and TEH II, serving as the managing member of TEH II, and holding interests in or otherwise serving as a manager, managing member or other similar position in one or more other funds and entities.

(ix)

The principal business of CSL HII is holding an interest in REH II and holding interests in or otherwise serving as a manager, managing member or other similar position in one or more other funds and entities.

(x)

The principal business of CSL OI is holding an interest in REH and TEH, serving as the managing member of TEH, and holding interests in or otherwise serving as a manager, managing member or other similar position in one or more other funds and entities.

(xi)

The principal business of CSL OII is holding an interest in REH and holding interests in or otherwise serving as a manager, managing member or other similar position in one or more other funds and entities.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Leykum is a citizen of the United States of America. Each of CSL GP I, CSL GP II, REH, TEH, REH II, TEH II, CSL HI, CSL HII, CSL OI, and CSL OII is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

On August 16, 2017, CSL Mgmt purchased 612,069 shares of Class A Common Stock from the Issuer in connection with the Issuer’s initial public offering (the “IPO”) for approximately $8,875,000.50, and such shares were subsequently registered to CSL HII and CSL OII.

All other Securities reported herein were acquired prior to the IPO pursuant to a series of contributions of assets, forgiveness of indebtedness and other reorganization transactions, all as contemplated in the Master Reorganization Agreement (defined and described in Item 4 below and incorporated herein by reference).

Item 4. Purpose of Transaction

On August 16, 2017, the Issuer completed the reorganization transactions contemplated by that certain Master Reorganization Agreement, dated August 10, 2017, (the “Master Reorganization Agreement”) among the Issuer, REH, TEH, REH II, TEH II, CSL HI, CSL HII, CSL OII, Bayou and the other parties thereto, pursuant to which, among other things:

(a)

REH II and TEH II contributed certain of the equity interests in Ranger Energy Services, LLC (“Ranger Services”) and Torrent Energy Services, LLC (“Torrent Services” and, together with Ranger Services, the “Predecessor Companies”), respectively, to the Issuer in exchange for an aggregate of 1,638,386 shares of Class A Common Stock and an aggregate of $3.0 million to be paid to CSL HI and CSL HII, on or prior to the 18-month anniversary of the consummation of the IPO in, at the Issuer’s option, cash, shares of Class A Common Stock (with such shares to be valued based on the greater of the initial public offering price of the Class A Common Stock in such offering and a 30-day volume-weighted average price) or a combination thereof, and the Issuer contributed such equity interests to Ranger LLC in exchange for 1,638,386 shares of Ranger Units;

(b)

REH and TEH contributed the remaining membership interests in the Predecessor Companies to Ranger LLC in exchange for 5,621,491 Ranger Units and 5,621,491 shares of Class B Common Stock, which the Issuer initially issued and contributed to Ranger LLC;

(c)	the Issuer contributed all of the net proceeds received by it in the IPO to Ranger LLC in exchange for 5,862,069 Ranger Units;

(d)	Ranger LLC distributed to each of REH and TEH one share of Class B Common Stock received pursuant to (b) above for each Ranger Unit each of REH or TEH, as applicable, held; and

(e)

as consideration for the termination of certain related party loan agreements, the Issuer issued 567,895 shares of Class A Common Stock (in connection with which Ranger LLC issued 567,895 Ranger Units to the Issuer) and Ranger LLC issued an aggregate of 1,244,663 Ranger Units (and distributed a corresponding number of shares of Class B Common Stock) to the lenders thereof.

The foregoing description of the Master Reorganization Agreement is qualified in its entirety by reference to the Master Reorganization Agreement, which is attached as Exhibit 1 hereto and is incorporated by reference herein.

REH, TEH, CSL OII and Bayou each have the right to exchange their Ranger Units (along with an equivalent number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis (or, at Ranger LLC’s option, for cash) pursuant to the terms of the Ranger LLCA (defined and described in Item 6 below and incorporated herein by reference).

CSL OII, CSL HII, REH, REH II, TEH, TEH II (collectively, the “CSL Stockholders”), Bayou and the Issuer entered into that certain Stockholders’ Agreement (defined and described in Item 6 below and incorporated herein by reference) whereby, among other things, the CSL Stockholders and Bayou agreed to take all necessary action, including by voting at any annual or special meeting of stockholders, so as to ensure that the composition of the Board and its committees is as required by the Stockholders’ Agreement. Further, the Stockholders’ Agreement provides that the transfer of Securities by either REH or REH II will require the approval of each of such CSL Stockholders; provided, however, that any such transfer by REH II made without a corresponding transfer by REH, with the amounts of such corresponding transfers in proportion to such CSL Stockholder’s aggregate ownership of the Securities, shall require the further prior written approval of Bayou. Any transfer of the Securities by either TEH or TEH II will require the approval of each of such CSL Stockholders, but will not require the approval of Bayou. Additionally, certain of the Reporting Persons are parties to the Ranger LLCA, the Letter Agreement, the Tax Receivable Agreement, the Registration Rights Agreement and the Lock-up Agreements (each, as defined and described in Item 6 below and incorporated herein by reference).

Each of the Reporting Persons may be deemed a group for the purposes of Section 13(d)(3) of the Act. This is the sole purpose for which the Reporting Persons are filing this Schedule 13D, namely to comply with Section 13(d) of the Act and the corresponding rules and regulations promulgated by the U.S. Securities and Exchange Commission.

The Reporting Persons acquired the Securities for investment purposes. The Reporting Persons are considering plans and proposals with respect to their investments in the Issuer that could result in certain of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of any Securities, consistent with its investment purpose, each Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional Securities in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of Securities now owned or hereafter acquired. In addition, any Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, consolidate or seek to consolidate assets held by such Reporting Person and its affiliates, including acquiring assets owned by, or selling assets to, the Issuer, or make changes or seek to make changes to the capital structure of the Issuer.

None of the Reporting Persons have made a determination regarding a maximum or minimum number of Securities or other securities of the Issuer that it may hold at any point in time.

Also, consistent with their investment intent and ongoing evaluation of their investment in the Issuer and alternatives to such investment, including a potential consolidation, acquisition or sale of assets or Securities, take private, or changes to the Issuer’s capital structure, a Reporting Person may engage in communications with, without limitation, one or more equity holders of the Issuer, potential financing sources, one or more officers of the Issuer and/or one or more members of the Issuer’s board of directors (the “Board”) regarding such matters. During the course of such communications, a Reporting Person may advocate or oppose one or more courses of action.

Furthermore, Charles S. Leykum is a member of the Board and thus participates in the planning and decisions of the Board, and in such capacity may from time to time develop plans respecting, or propose changes in, the composition of the Board or the management, operations, capital structure or business of the Issuer.

Each Reporting Persons reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

Item 5. Interest in Securities of the Issuer

(f)

As of the date hereof, the Reporting Persons collectively beneficially own 10,055,830 shares of Class A Common Stock, representing 64.3% of the Class A Common Stock, based on (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assuming that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Persons as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(i)	Leykum

(a)

As of the date hereof, Leykum may be deemed the beneficial owner of 9,891,401 shares of Class A Common Stock, constituting approximately 63.2% of the shares of Class A Common Stock, consisting of the following:

1.	175,524 shares of issued and outstanding Class A Common Stock held directly by CSL HI, the managing member of which is CSL GP I, the managing member of which is Leykum;

2.	356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, the managing member of which is CSL GP II, the managing member of which is Leykum

3.	854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, the managing member of which is CSL GP II, the managing member of which is Leykum;

4.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII, each of which is managed by its managing member CSL GP I and CSL GP II, respectively, each of which is managed by its managing member, Leykum;

5.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, the sole managing member of which is CSL HI, the managing member of which is CSL GP I, the managing member of which is Leykum;

6.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH. CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH. CSL OI and CSL OII are managed by their general partners CSL GP I and CSL GP II, respectively, each of which is managed by its managing member, Leykum;

7.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, the sole managing member of which is CSL OI, the general partner of which is CSL GP I, the managing member of which is Leykum;

8.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, the general partner of which is CSL GP II, the managing member of which is Leykum; and

9.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors (as defined in Item 6) designated by CSL (as defined in Item 6), which CSL entities are indirectly managed by Leykum as more particularly described in this Item 5(a)(i)(a).

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,891,401

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 9,891,401

(ii)	CSL GP I

(a)

As of the date hereof, CSL GP I may be deemed the beneficial owner of 9,891,401 shares of Class A Common Stock, constituting approximately 63.2% of the shares of Class A Common Stock, consisting of the following:

1.	175,524 shares of issued and outstanding Class A Common Stock held directly by CSL HI, the managing member of which is CSL GP I;

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP I as more particularly described in this Item 5(a)(ii)(a);

3.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP I as more particularly described in this Item 5(a)(ii)(a);

4.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII. CSL HI is managed by its managing member CSL GP I;

5.	313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, the sole managing member of which is CSL HI, the managing member of which is CSL GP I;

6.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH. CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH. CSL OI is managed by its general partners CSL GP I;

7.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, the sole managing member of which is CSL OI, the general partner of which is CSL GP I;

8.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP I as more particularly described in this Item 5(a)(ii)(a); and

9.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP I as more particularly described in this Item 5(a)(ii)(a).

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,891,401

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 7,435,401

(iii)	CSL GP II

(a)

As of the date hereof, CSL GP II may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.	854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, the managing member of which is CSL GP II;

2.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII. CSL HII is managed by its managing member CSL GP II;

3.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP II as more particularly described in this Item 5(a)(iii)(a);

4.	356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, the general partner of which is CSL GP II;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH. CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH. CSL OII is managed by its general partner CSL GP II;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP II as more particularly described in this Item 5(a)(iii)(a);

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, the general partner of which is CSL GP II; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP II as more particularly described in this Item 5(a)(iii)(a).

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 7,813,902

(iv)	REH

(a)

As of the date hereof, REH may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

3.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without the consent of REH and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

4.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 5,807,902

(v)	TEH

(a)

As of the date hereof, TEH may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

3.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

4.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, (a) TEH II may not transfer such Securities without the consent of TEH and (b) TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the

Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 1,451,975

(vi)	REH II

(a)

As of the date hereof, REH II may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

2.	1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II;

3.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

4.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, (a) REH may not transfer such Securities without the consent of REH II and (b) REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 5,807,902

(vii)	TEH II

(a)

As of the date hereof, TEH II may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II;

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is THE II;

3.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II;

4.	313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II;

6

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, (a) TEH may not transfer such Securities without the consent of TEH II and (b) TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 1,451,975

(viii)	CSL HI

(a)

As of the date hereof, CSL HI may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a);

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII;

3.	1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII;

4.	313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, the sole managing member of which is CSL HI;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, (a) REH may not transfer such Securities without the consent of REH II, which is managed by a sole manager appointed by CSL HI and CSL HII and (b) REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a);

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, (a) TEH may not transfer such Securities without the consent of TEH II, the sole managing member of which is CSL HI and (b) TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a);

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a); and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a).

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 7,259,877

(ix)	CSL HII

(a)

As of the date hereof, CSL HII may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.	854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII;

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII;

3.	1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII;

4.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, (a) REH may not transfer such Securities without the consent of REH II (the sole manager of which is appointed by CSL HI and CSL HII) and (b) REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 6,662,272

(x)	CSL OI

(a)

As of the date hereof, CSL OI may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a);

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a);

3.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without the consent of REH, for which CSL OI and CSL OII have the right to designate the managers having the right to cast a majority of the votes entitled to be cast by all managers of REH and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a);

4.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, (a) TEH II may not transfer such Securities without the consent of TEH, the sole managing member of which is CSL OI and (b) TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a);

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH. CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, the sole managing member of which is CSL OI;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a); and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a).

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 7,259,877

(xi) CSL OII

(a)

As of the date hereof, CSL OII may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII;

2.	356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII;

3.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without the consent of REH (the managers of which that have the right to cast a majority of the votes entitled to be cast by all managers of REH being designated by CSL OI and CSL OII) and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII;

4.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH. CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 6,959,532

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Master Reorganization Agreement

See Item 4 for a description of the Master Reorganization Agreement, which is attached as Exhibit 1 hereto and is incorporated by reference herein.

Stockholders’ Agreement

In connection with the closing of the IPO, on August 16, 2017, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with the CSL Stockholders (together with their affiliates that become parties to the Stockholders’ Agreement, “CSL”) and Bayou. Among other things, the Stockholders’ Agreement provides CSL and Bayou with the right to designate a number of nominees (each CSL nominee, a “CSL Director,” and each Bayou nominee, a “Bayou Director”) to the Board such that:

(a)	for so long as CSL beneficially owns at least 50% of the Issuer’s Securities, at least three members of the Board shall be CSL Directors and at least two members of the Board shall be Bayou Directors;

(b)	for so long as CSL beneficially owns less than 50% but at least 30% of the Issuer’s Securities, at least three members of the Board shall be CSL Directors;

(c)	for so long as CSL beneficially owns less than 30% but at least 20% of the Issuer’s Securities, at least two members of the Board shall be CSL Directors;

(d)	for so long as CSL beneficially owns less than 20% but at least 10% of the Issuer’s Securities, at least one member of the Board shall be a CSL Director; and

(e)	once CSL beneficially owns less than 10% of the Issuer’s Securities, CSL will not have any board designation rights.

In the event the size of the Board is increased or decreased at any time to other than eight directors, CSL’s nomination rights will be proportionately increased or decreased, respectively, rounded up to the nearest whole number.

Pursuant to the Stockholders’ Agreement, the Issuer and the other parties thereto will be required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the nominees of such CSL Directors and Bayou Directors.

In addition, the Stockholders’ Agreement provides that for so long as CSL beneficially owns at least 30% of the Issuer’s Securities, CSL will have the right to cause any committee of the Issuer’s Board to include in its membership at least one director designated by CSL, except to the extent that such membership would violate applicable securities laws or stock exchange rules. The rights granted to CSL to designate directors are additive to and not intended to limit in any way the rights that CSL may have to nominate, elect or remove the Issuer’s directors under the Issuer’s certificate of incorporation, bylaws or the Delaware General Corporation Law, as amended.

Further, the Stockholders’ Agreement contains provisions relating to the transfer of the Issuer’s Securities or Ranger Units by REH, REH II, TEH and TEH II. Specifically, any transfer of the Issuer’s Securities or Ranger Units by either REH or REH II will require the approval of each of such CSL Stockholders; provided, however, that any such transfer by REH II made without a corresponding transfer by REH, with the amounts of such corresponding transfers in proportion to such CSL Stockholders’ aggregate ownership of shares of the Issuer’s Securities, shall require the further prior written approval of Bayou. Any transfer of the Issuer’s Securities or Ranger Units by either TEH or TEH II will require the approval of each of such CSL Stockholders, but will not require the approval of Bayou.

The foregoing description of the Stockholders’ Agreement is qualified in its entirety by reference to the Stockholders’ Agreement, which is attached as Exhibit 2 hereto and is incorporated by reference herein.

Letter Agreement

In connection with the IPO, Bayou and CSL Mgmt entered into a letter agreement (the “Letter Agreement”), which memorialized certain agreements between Bayou and CSL Mgmt. Pursuant to the Letter Agreement, to the extent that CSL Mgmt and its affiliates determine to proceed with a transaction whereby (a) REH exercises its right to cause Ranger LLC to exchange REH’s Ranger Units (along with a corresponding number of shares of REH’s Class B Common Stock) for, at Ranger LLC’s election, Class A Common Stock or cash, (b) Ranger LLC sells its Class A Common Stock to a third party for cash, or (c) Ranger LLC makes non-cash distributions of Class A Common Stock to its members, then the managers of REH appointed by Bayou shall be deemed to approve such transaction, provided that CSL gives Bayou written notice of the material terms of the proposed transaction at least five business days prior to the execution date of such transaction and consults in good faith with Bayou concerning the proposed transaction. The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, which is attached as Exhibit 3 hereto and is incorporated by reference herein.

Amended and Restated Limited Liability Company Agreement of Ranger LLC

On August 16, 2017, Ranger LLC, REH, TEH, CSL OII, Bayou and the Issuer entered into that certain Amended and Restated Limited Liability Company Agreement of Ranger LLC (the “Ranger LLCA”). The Issuer is the sole managing member of Ranger LLC and generally has the authority to operate and control Ranger LLC. In accordance with the terms of the Ranger LLCA, the holders of Ranger Units (other than the Issuer) will generally have the right to exchange their Ranger Units (and a corresponding number of shares of Class B Common Stock for an aggregate of 6,866,154 shares of the Class A Common Stock (or at Ranger LLC’s option, for cash) at an exchange ratio of one share of Class A Common Stock for each Ranger Unit (and corresponding share of Class B Common Stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. The foregoing description of the Ranger LLCA is qualified in its entirety by reference to the Ranger LLCA, which is attached as Exhibit 4 hereto and is incorporated by reference herein.

Tax Receivable Agreement

On August 16, 2017, the Issuer, entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with REH, TEH, CSL OII and Bayou (“TRA Holders”) and the other parties thereto. The Tax Receivable Agreement generally provides for the payment by the Issuer to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that the Issuer actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the IPO as a result of (a) certain increases in tax basis that occur as a result of the Issuer’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s Ranger Units in connection with the IPO or pursuant to the exercise of the Redemption Right or the Call Right (as defined in the TRA) and (b) imputed interest deemed to be paid by the Issuer as a result of, and additional tax basis arising from, any payments the Issuer makes under the TRA. The term of the TRA commenced on August 16, 2017 and continues until all such tax benefits have been utilized or expired, unless the Issuer exercises its right to terminate the TRA. The payments under the TRA will not be conditioned upon a TRA Holder having a continued ownership interest in either Ranger LLC or the Issuer.

If the Issuer elects to terminate the TRA early, it would be required to make an immediate payment equal to the present value of the anticipated future tax benefits subject to the TRA (based upon certain assumptions and deemed events set forth in the TRA). In addition, payments due under the TRA will be similarly accelerated following certain mergers or other changes of control. The foregoing description of the Tax Receivable Agreement is qualified in its entirety by reference to Tax Receivable Agreement, which is attached as Exhibit 5 hereto and is incorporated by reference herein.

Registration Rights Agreement

On August 16, 2017, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with REH, TEH, REH II, TES II, CSL OII, CSL HII and Bayou (the “Holders”). Pursuant to, and subject to the limitations set forth in the Registration Rights Agreement, at any time after the 180-day lock-up period, the Holders have the right to require the Issuer by written notice to prepare and file a registration statement registering the offer and sale of a number of their shares of Class A Common Stock. Reasonably in advance of the filing of any such registration statement, the Issuer is required to provide notice of the request to all other Holders, who may participate in the registration. The Issuer is required to use all commercially reasonable efforts to maintain the effectiveness of any such registration statement until all shares covered by such registration statement have been sold. Subject to certain exceptions, the Issuer is not obligated to effect such a registration within 90 days after the closing of any underwritten offering of shares of Class A Common Stock requested by the Holders pursuant to the Registration Rights Agreements. The Issuer is also not obligated to effect any registration where such registration has been requested by the holders of Registrable Securities (as defined in the Registration Rights Agreement) which represent less than $25 million, based on the five-day volume weighted average trading price of the Class A Common Stock on the New York Stock Exchange.

In addition, pursuant to the Registration Rights Agreement, the Holders have the right to require the Issuer, subject to certain limitations set forth therein, to effect a distribution of any or all of their shares of Class A Common Stock by means of an underwritten offering. Further, subject to certain exceptions, if at any time the Issuer proposes to register an offering of its equity securities or conduct an underwritten offering, whether or not for its account, then the Issuer must notify the Holders of such proposal at least five business days before the anticipated filing date or commencement of the underwritten offering, as applicable, to allow them to include a specified number of their shares in that registration statement or underwritten offering, as applicable.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration or offering and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

The obligation to register shares under the Registration Rights Agreement will terminate as to any Holder when the Registrable Securities held by such Holder are no longer subject to any restrictions on trading under the provisions of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), including any volume or manner of sale restrictions. Registrable Securities means all shares of Class A Common Stock owned at any particular point in time by a Holder other than shares (a) sold pursuant to an effective registration statement under the Securities Act, (b) sold in a transaction pursuant to Rule 144 under the Securities Act, (c) that have ceased to be outstanding or (d) that are eligible for resale without restriction and without the need for current public information pursuant to any section of Rule 144 under the Securities Act.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 6 hereto and is incorporated by reference herein.

Lock-up Agreements

Each of Leykum, REH, TEH, REH II, CSL HII, CSL OII, Bayou, Richard E. Agee and Brett T. Agee, along with certain other persons that are not Reporting Persons, entered into a lock-up agreement (collectively, the “Lock-up Agreements) with the underwriters to the initial public offering of the Issuer. Pursuant to the Lock-up Agreements, such persons have agreed that for 180 days following the date of the prospectus with respect to the IPO they will not, subject to limited exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing.

Joint Filing Agreement

On November 19, 2019, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), pursuant to which the Reporting Persons have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference. The Reporting Persons had previously been party to a joint filing agreement dated August 28, 2017 (the “Previous Joint Filing Agreement”), with the Separately Filing Group Members but the Reporting Persons have terminated the Previous Joint Filing Agreement. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

The information set forth under Item 4 above is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	-	Master Reorganization Agreement, dated as of August 10, 2017, by and among Ranger Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings, LLC, Torrent Energy Holdings II, LLC, RNGR Energy Services, LLC, Ranger Energy Services, Inc. and the other parties thereto (incorporated herein by reference to Exhibit 2.1 to the Ranger Energy Services, Inc. Current Report on Form 8-K filed on August 16, 2017)

Exhibit 2	-	Stockholders’ Agreement, dated as of August 16, 2017, by and among Ranger Energy Services, Inc., Ranger Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings, LLC, Torrent Energy Holdings II, LLC, CSL Energy Opportunities Fund II, L.P., CSL Energy Holdings II, LLC, and Bayou Well Holdings Company, LLC (incorporated by reference to Exhibit 2 of the Original Schedule 13D, as filed with the SEC on August 28, 2017)

Exhibit 3	-	Letter Agreement, dated as of August 16, 2017, by Bayou Well Holdings Company, LLC and acknowledged by CSL Capital Management, L.P. (incorporated by reference to Exhibit 3 of the Original Schedule 13D, as filed with the SEC on August 28, 2017)

Exhibit 4	-	Amended and Restated Limited Liability Company Agreement of RNGR Energy Services, LLC, dated as of August 16, 2017, by and among RNGR Energy Services, LLC, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, CSL Energy Opportunities Fund II, L.P., Bayou Well Holdings Company, LLC and Ranger Energy Services, Inc (incorporated by reference to Exhibit 4 of the Original Schedule 13D, as filed with the SEC on August 28, 2017)

Exhibit 5	-	Tax Receivable Agreement, dated as of August 16, 2017 by and among Ranger Energy Services, Inc., CSL Capital Management, L.P., Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, CSL Energy Opportunities Fund II, L.P. and Bayou Well Holdings Company, LLC (incorporated by reference to Exhibit 5 of the Original Schedule 13D, as filed with the SEC on August 28, 2017)

Exhibit 6	-	Registration Rights Agreement, dated as of August 16, 2017 by and among Ranger Energy Services, Inc., Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, CSL Energy Opportunities Fund II, L.P., CSL Energy Holdings II, LLC, Bayou Well Holdings Company, LLC and the other parties thereto (incorporated by reference to Exhibit 6 of the Original Schedule 13D, as filed with the SEC on August 28, 2017)

Exhibit 7	-	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2019	Charles S. Leykum

/s/ Charles S. Leykum
Charles S. Leykum

CSL Energy Opportunity GP I, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunity GP II, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

Ranger Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Senior Vice President

Torrent Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Senior Vice President

Ranger Energy Holdings II, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

Torrent Energy Holdings II, LLC

	By:	CSL Energy Holdings I, LLC,
its managing member

	By:	CSL Energy Opportunity GP I, LLC
its managing member

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

CSL Energy Holdings I, LLC

By:	CSL Energy Opportunity GP I, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Holdings II, LLC

By:	CSL Energy Opportunity GP II, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund I, L.P.

By:	CSL Energy Opportunity GP I, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund II, L.P.

By:	CSL Energy Opportunity GP II, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member